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                           June 4, 2020

       Nicole S. Jones
       Executive Vice President and General Counsel
       Cigna Corp
       900 Cottage Grove Road
       Bloomfield, Connecticut 06002

                                                        Re: Cigna Corp
                                                            Registration
Statement on Form S-4
                                                            Filed May 28, 2020
                                                            File No. 333-238754

       Dear Ms. Jones:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance